AUDITS & SURVEYS WORLDWIDE, INC.
                               CONSUMMATES MERGER

     NEW YORK, NEW YORK, March 24, 1999 -- United News & Media plc announced today that United Information Acquisition Corp. ("Acquisition"), a wholly-owned indirect subsidiary of United News & Media, had merged with and into Audits & Surveys Worldwide, Inc. ("Audits"), effective March 23, 1999. Acquisition had acquired approximately 97.5% of the outstanding common shares of Audits by means of an agreed tender offer which expired on February 23, 1999. As a result of the merger, Audits became a wholly-owned indirect subsidiary of United News & Media, and the other shareholders of Audits became entitled to receive $3.24 per share, net to the holder in cash.

     The American Stock Exchange halted trading in the shares as of the close of business on the effective date of the merger, and has advised Audits that it will commence proceedings to delist the shares.

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